Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:	Radiant Strategies Corp Registration Statement on Form S-1 Filed July 28, 2025

File No. 333-288165

Amendment No. 2

Filed August 28, 2025

Ladies and Gentlemen:

Thank you for your comment letter dated August 22, 2025 on the above referenced registration statement. This letter accompanies amendment no. 2, responsive to your comments. Each of your specific comments are repeated below, followed by the registrant’s responses to your comments. The registrant is also submitting a “red lined” copy of the amendment, indicating all insertions and deletions as compared to the original filing.

Amendment No. 1 to Registration Statement on Form S-1 filed July 28, 2025 Industry Overview, page 7

1.	We note your response to prior comment 3. We also note your reference to an article about your industry and the IPRM website. Where you disclose a fact please cite the related reports, articles, or other sources that support your statement. Alternatively, if a statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Response: We have revised industry overview on page 7. The updated disclosure now cites specific reports, articles, and external links directly within the relevant paragraphs to substantiate the statements presented. In instances where information reflects management’s belief rather than third-party data, we have clearly indicated this and included the basis for such belief

Our Business, page 7

2.	We note your amended disclosure in response to prior comment 4 and we reissue it in part. Please revise your disclosure to elaborate further on your current operations and revenue-generating activity. Refer to Item 101(h)(4) of Regulation S-K.

Response: We have revised our business on page 7 to further elaborate on our current operations and revenue-generating activities, including details on our PR advisory services, target client base, methods of client engagement, and sources of revenue.

Very truly yours,

Fooi Chen, Chai
Chief Executive Officer

cc:	Jackson L. Morris